Form 10-K, Exhibit 13
period 1993-12-31
VALLEY NATIONAL BANCORP
filed 1994-03-30
CIK 714310

MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing Valley National Bancorp's ("Valley") results of operations for each of the past three years and financial condition for each of the past two years. In order to fully appreciate this analysis the reader is encouraged to review the consolidated financial statements and statistical data found in the following pages of this annual report.

In 1993, Valley achieved record growth in earnings due primarily to an improved net interest margin, a significant improvement in asset quality as non-performing assets declined, and continuation of its acquisition strategy by acquiring the $223.2 million, seven branch Peoples Bank, NA on June 18, 1993. Income for 1993, after the cumulative effect of a change in accounting principle, was $54.2 million, or $2.25 per share, reflecting growth of 28.6% on a per share basis when compared to $41.6 million, or $1.75 per share for 1992.

The efficiency ratio measures a bank's gross operating expense as a percentage of fully-taxable equivalent net interest income and other non-interest income without taking into account security gains and losses and other non-recurring items. Valley's efficiency ratio as of December 31, 1993 is 43.8%, one of the lowest in the industry. This compares with an efficiency ratio for 1992 of 46.7%, which increased from the 1991 ratio of 44.7% due to the acquisitions during 1991 and 1992. Valley strives to control its efficiency ratio and expenses as a means of producing increased earnings for its shareholders.

Earnings Summary

Net income grew to $54.2 million, or $2.25 per share in 1993 compared with $41.6 million or $1.75 per share in 1992 (the 1992 per share amounts have been restated to give effect to a five for four stock split in 1993). This increase is largely attributable to an increase in net interest income of $21.3 million or 18.6%, and a decrease in the provision for loan losses of $10.0 million or 62.5% . This was offset by a decrease in other operating income of $3.8 million or 13.3% and was further offset by increased operating expenses in all non-interest expense categories, due partially to the acquisition of Peoples Bank in 1993. The return on average assets increased in 1993 to 1.64% from 1.38% in 1992, while the return on average equity increased to 22.0% in 1993 from 19.9% at year-end 1992.

Net Interest Income

Net interest income is the largest source of Valley's operating income. Net interest income on a tax equivalent basis increased to $143.8 million for 1993 as compared to $122.0 million for 1992.
The increase in 1993 was due primarily to the significant decrease in interest rates on all interest bearing deposit accounts of 109 basis points, which was greater than the decline of 70 basis points on all interest earning assets. This caused the net interest margin to increase 30 basis points to 4.62% for 1993 compared to 4.32% for all of 1992.

Average interest earning assets increased $287.4 million in 1993, or 10.2% over the 1992 amount. This increase was mainly the result of the acquisition of Peoples during June of 1993 with loans and investments acquired of approximately $185.9 million. The average balance of taxable investment securities held to maturity and available for sale increased by $21.3 million or 1.9% over the 1992 average balance. Non-taxable investments increased $50.0 million or 25.1% taking advantage of the increased yield available over taxable investments. Residential mortgage loans and automobile loans have increased steadily during 1993 and continue to be the largest source of loan volume. Average loans, including loans held for sale, increased $224.2 million or 15.6% in 1993 over 1992. The average rate on loans, including loans held for sale, decreased 77 basis points, but combined with the increase in average loan volume, interest income on loans for 1993 increased by $7.4 million over 1992.

Average interest-bearing liabilities grew 8.3% or $203.4 million and was due mainly to the 1993 acquisition of Peoples. Falling deposit interest rates prompted many customers to switch their deposit funds into savings accounts from term certificates of deposit, which caused an increase in average savings deposit balances of 20.4% during 1993 over 1992, while average time deposits decreased 4.9% during the same period. Average demand deposits continued to grow and increased by $58.8 million or 19.2% over 1992 balances.

The net interest margin increased to 4.62% in 1993 from 4.32% in 1992 which was substantially the result of changes in market interest rates. The increase in the net interest margin of 30 basis points, coupled with the increase in average earning assets over average interest-bearing liabilities, was the basis for the increase in net interest income.


Non-Interest Income

Non-interest income continues to represent a considerable source of income for Valley. Excluding gains on securities transactions and the one-time gain of $6.4 million on the sale of loans in 1992, total non-interest income amounted to $18.0 million in 1993 compared with $16.8 million in 1992, representing an increase of $1.2 million or 7.4% from year to year.

Service charges on deposit accounts increased $1.4 million or 33.6% from 1992 to 1993. Increased volume due to the Peoples seven branch acquisition and increased fees charged on deposit accounts generated a majority of this increase.

Fees from mortgage servicing decreased by 13.3% from $4.4 million in 1992 to $3.8 million in 1993. These fees represent gross servicing fees and related ancillary fees for servicing mortgage portfolios by VNB Mortgage Services, Inc. ("MSI"), VNB's mortgage servicing subsidiary. During 1992 additional servicing portfolios were acquired totalling $394.5 million, while two small portfolios totalling approximately $21.3 million were acquired during 1993.
As of December 31, 1993 MSI serviced a total of $1.17 billion of loans, of which $467.0 million are serviced for VNB. The portfolio declined during 1993 as a result of large amounts of prepayments, which were partially offset by Valley's loan origination volume. Declining interest rates were responsible for the large amount of prepayments and the volume of originations. As a result of these prepayments, amortization expense was increased to reduce the unamortized balance of purchased mortgage servicing rights in line with the portfolio balance and the expected future cash flows. An analysis is completed quarterly to determine necessary amortization expense, based on all principal payments. Continued low interest rates may prompt further prepayments, producing a reduction of MSI's future net income as a result of additional amortization expense and reduced servicing fees.

Gains on the sales of loans were $2.6 million for 1993 compared to $7.9 million for 1992. During 1993 Valley sold fixed rate 15-year and 30-year loans as part of its ongoing program to sell higher interest-rate risk, fixed rate loans, and as a result recorded gains of $2.6 million on these sales. During 1992 Valley sold loans acquired from the Resolution Trust Corporation ("RTC") in 1991 to a third party investor and recorded a $6.4 million gain from the sale of these loans. Also during 1992, Valley sold 30-year fixed rate mortgage loans and recorded a gain of $1.4 million. These loans were sold to help reduce interest rate risk by selling long term fixed rate assets. Loans are sold during the year based upon loan to value ratio and maturity, and are classified as loans held for sale on the consolidated statement of financial condition. It is expected that this sale activity will continue in the future.

Other non-interest income totalled $5.5 million in 1993, compared with $6.2 million for 1992, a decrease of 10.6% resulting from the reduction of transactions with the RTC. Fee income on various services increased slightly in addition to the net rental income for a building purchased during 1993. Valley expects to generate additional fee income by offering annuity and mutual fund products in early 1994.

Net gains on securities transactions in 1993 and 1992 amounted to $7.0 million and $5.7 million, respectively. This was the outcome of restructuring the investment portfolio to alter maturities, due to declining interest rates and heavy prepayment activity on mortgage backed securities.


Non-Interest Expense

Non-interest expense totalled $70.9 million for the year, $6.1 million, or 9.4% above the 1992 level. The branch staff and office facilities for the seven branches acquired from Peoples account for a large portion of the increase in non-interest expense. The largest component of non-interest expense is salaries and employee benefit expense which totalled $32.4 million in 1993 compared to $30.0 million in 1992, an increase of $2.4 million or 8.1%. At December 31, 1993, full-time equivalent staff was approximately 1,081, compared to approximately 973 at the end of 1992. The Financial Accounting Standards Board ("FASB") adopted FASB 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective for calendar year 1993. There is no effect on Valley's results of operations based on Valley's minimal payment of postretirement benefits. In addition, FASB 112, "Employers' Accounting for Postemployment Benefits" was issued in November 1992 and is effective for calendar year 1994. The statement provides standards for employers who provide benefits to former or inactive employees after employment, but before retirement. The effect of this statement is not expected to have a material impact on Valley's future results of operations.

Insurance premiums assessed by the Federal Deposit Insurance Corporation ("FDIC") increased by $1.0 million, or 18.2% to $6.7 million in 1993, from $5.7 million in 1992. This resulted from the deposits acquired in connection with the Peoples acquisition. The current rate charged for insurance by the FDIC with respect to Valley, is .23% of deposits and has been at that level since September 1991. Overall, assessment rates can range from .23% for well capitalized institutions with no supervisory concerns to .31% for undercapitalized institutions with substantial supervisory concerns.

Net occupancy expense increased to $6.3 million in 1993 from $5.4 million in 1992. The increase of $897 thousand represents additional rent, utilities, tax and maintenance expense on facilities acquired during 1993 and 1992. During the second quarter of 1993 Valley acquired a 62,000 square foot building for $3.3 million located adjacent to its current administrative headquarters in Wayne, New Jersey. This facility is currently occupied by various tenants and will initially result in net rental income to Valley. As space becomes available, Valley will begin using the building to consolidate sections of its operations into closer proximity with the administrative headquarters. As Valley's utilization of the space begins in 1994, the net income from rents will decrease and occupancy expense will increase.

Furniture and equipment expense increased $438 thousand, or 11.9%, which is again indicative of the 1993 and 1992 acquisitions. This includes equipment depreciation, maintenance and repairs.

Amortization of intangible assets increased to $5.0 million in 1993 from $4.1 million in 1992, representing an increase of $890 thousand, or 21.6%. The majority of this increase, as discussed previously in relation to fees from mortgage servicing represents amortization of purchased mortgage servicing rights of $3.7 million during 1993, compared with $2.8 million for 1992, an increase of $922 thousand, or 33.0%.

Income Taxes

Income tax expense as a percentage of pre-tax income rose to 35.2% in 1993 compared to 33.9% in 1992. This increase was attributable to the change in the federal income tax rate from 34% to 35% effective January 1, 1993. A new investment subsidiary was established during the latter part of 1993 to hold investment securities to maturity. This subsidiary is expected to have a positive effect on 1994 net income due to the lower tax rate presently imposed under state law on investment companies.

Statement of Financial Accounting Standards No. 109,"Accounting for Income Taxes," was issued by the Financial Accounting Standards Board in February 1992. Statement 109 requires a change from the deferred method under APB Opinion 11 to the asset and liability method. Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Valley adopted SFAS No. 109 prospectively as of January 1, 1993. The cumulative effect of this change in accounting for income taxes reduced net income by $402 thousand and is reported separately in the consolidated statement of income for the year ended December 31, 1993.

FUNDS MANAGEMENT

Interest Rate Sensitivity

Managing net interest margin continues to be the single most important factor in maximizing earnings. Through its Asset/Liability Policy, Valley strives to maintain a consistent net interest rate differential by managing the sensitivity and repricing of its assets and liabilities to interest rate fluctuations.

Valley seeks to achieve a sufficient level of rate sensitive assets to equal its rate sensitive liabilities, and analyzes the maturity and repricing of earning assets and sources of funds at various intervals. The level by which repricing earning assets exceed or are exceeded by repricing sources of funds is expressed as a ratio and dollar value (interest sensitivity gap) and is used as a measure of interest rate risk.

At December 31, 1993, rate sensitive liabilities exceeded rate sensitive assets at the 90 day interval and resulted in a negative gap of $111 million or a ratio of .91:1. Rate sensitive assets exceeded rate sensitive liabilities at the 91 to 365 day interval by $1.5 million or a ratio of 1.0:1 and resulted in a small positive gap. The total negative gap repricing within 365 days as of December 31, 1993 is $109.4 million or .93:1. In view of the present economic climate, management does not view these amounts as presenting an unusually high risk potential, although no assurances can be given that Valley is not at risk from rate increases or decreases.

The above gap results take into account repricing and maturities of assets and liabilities, but fails to consider the interest rate sensitivities of those asset and liability accounts.  Management has prepared for its use an income simulation model to project future net interest income streams in light of the current gap
position.  Management has also prepared....... 13.93        13.34        11.76
        12.18
           --
Tier-one and Tier-two
  risk based.............. 15.18        14.60        13.09         12.20
          --

(1) The Federal Reserve Board issued a new leverage capital ratio in August 1990 which replaced the primary capital ratio.

PRICE RANGE OF COMMON STOCK

Effective December 1, 1993, Valley National Bancorp common stock began trading on the New York Stock Exchange (NYSE) under the symbol VLY. Prior to December 1, 1993, Valley National Bancorp common stock was traded on the National Association of Security Dealers Automated Quotations System (NASDAQ) under the symbol VNBP. The following table sets forth for each quarter period indicated the high and low prices for the common stock of Valley National Bancorp.

                                 Year 1993
                           High              Low
First Quarter......      $28               $22 3/4
Second Quarter.....      $27 3/4           $25
Third Quarter......      $26 1/2           $24 1/2
Fourth Quarter.....      $26               $23 1/4


                                 Year 1992
                           High              Low
First Quarter......      $20 1/4           $13 3/8
Second Quarter.....      $20               $18
Third Quarter......      $20 3/8           $18 5/8
Fourth Quarter.....      $23 5/8           $19 5/8



There were 4,372 shareholders of record as of December 31, 1993.